Media Release

Rio Tinto appoints new board director

29 May 2014

Michael L’Estrange AO will join the Rio Tinto board as a non-executive director on 1 September 2014.

Professor L’Estrange has had a long and distinguished career at the highest levels of public policy in Australia, with a particular focus on international relations and diplomacy. Starting his career in the Department of Prime Minister and Cabinet, Michael was appointed to various senior roles in the Australian Government, including Secretary to Cabinet and Head of the Cabinet Policy Unit and Secretary of the Department of Foreign Affairs and Trade. He is currently Head of College of the National Security College at the Australian National University in Canberra and a Director of the University of Notre Dame, Australia.

Rio Tinto chairman Jan du Plessis said "I am delighted to welcome Michael L’Estrange to the Rio Tinto board. He is a highly-regarded individual with an impressive academic and public policy background. Michael has nearly 30 years of distinguished public service experience in Australia, and brings to our board a wealth of expertise in foreign policy, international relations and trade. His appointment further reinforces the significance of Australia to Rio Tinto's global operations.”

Michael L’Estrange said “Serving on the Rio Tinto board presents a wonderful opportunity, particularly in today’s dynamic international environment. I look forward to working with the board and management team as Rio Tinto looks to strengthen its global business.”

Michael L’Estrange will join the nominations committee.

There is no further information which is required to be disclosed under paragraph 9.6.13 of the United Kingdom Listing Rules.

Notes to editors:

Biographical notes

Michael graduated with Honours from Sydney University in 1974. A History major, he was awarded a Rhodes Scholarship and studied at Oxford University, graduating with First Class Honours in Philosophy, Politics and Economics.

He joined the Australian Government’s Department of Prime Minister and Cabinet in 1981. Among other appointments, he served on the Royal Commission into Australia's Security and Intelligence Agencies.

In 1986, he was awarded a Harkness Fellowship and spent two years studying at the School of Foreign Service at Georgetown University in Washington DC and at the Institute of International Studies at the University of California at Berkeley.

From 1989 to 1994, he worked in a range of policy advisory positions before he was appointed the inaugural executive director of the Menzies Research Centre in Canberra in 1995. In 1996, he was appointed by the Prime Minister as Secretary to Cabinet and Head of the Cabinet Policy Unit. He served in that role until 2000 when he became Australia's High Commissioner to the United Kingdom.

After the London posting, he returned to Australia as Secretary of the Department of Foreign Affairs and Trade. His leadership of the Department – from 2005 to 2009 – was a time of great challenge and achievement in Australian international and trade policy.

In 2007, he was appointed as an Officer in the Order of Australia.

Michael was appointed as Head of College of the National Security College at the Australian National University in 2009.

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